BY FAX (202) 772-9219

July 22, 2005

Jennifer Hardy, Esq.
Andrew Schoeffler, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

          RE: Mestek, Inc.
          Schedule 14C (File No. 001-00448)

Ladies and Gentlemen:

        With respect to the Preliminary Information statement on Schedule 14C filed today by Mestek, Inc. (the "Company") with the Securities and Exchange Commission, the Company hereby acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions, you may contact Timothy P. Scanlan, our Associate General Counsel, (413) 564-5849.

Sincerely, MESTEK, INC. BY: /S/ Stephen M. Shea —————————————— Stephen M. Shea Senior Vice President-Finance